SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [ ])*

                            Integramed America, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    45810N302
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                                 (CUSIP Number)

                                Peter R. Kellogg
                                 48 Wall Street
                                   30th Floor
                            New York, New York 10005
                                 (212) 389-5841
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 2 OF 9 PAGES
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    1       NAME OF REPORTING PERSON

            Peter R. Kellogg
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                         7      SOLE VOTING POWER

                                2,641,286
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,641,286
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,641,286
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [x]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.1%
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    14      TYPE OF REPORTING PERSON*

            IN, HC
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                               * SEE INSTRUCTIONS

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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 3 OF 9 PAGES
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    1       NAME OF REPORTING PERSON

            IAT Reinsurance Company Ltd.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
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                         7      SOLE VOTING POWER

                                2,641,286
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,641,286
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,641,286
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 4 OF 9 PAGES
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ITEM 1.           SECURITY AND ISSUER

            This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Integramed America, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Two Manhattanville Road, Purchase, New York 10577.

ITEM 2.           IDENTITY AND BACKGROUND.

        (a) This statement is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd., a Bermuda limited liability company ("IAT") (Mr. Kellogg and IAT, collectively, the "Reporting Persons"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and Chief Executive Officer of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

        (b) The Reporting Persons' business address is 48 Wall Street, 30th Floor, New York, New York 10005.

        (c) Mr. Kellogg is a private investor. IAT is a reinsurance company.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Kellogg is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from the working capital of IAT. A total of approximately $16,480,532 was paid to acquire the Shares reported herein.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at the time of purchase were undervalued and represented an attractive investment opportunity. The Reporting Person may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

        Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule l3D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or

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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

In May 2009 the Company contacted the Reporting Persons to discuss a potential sale of additional Shares. A nondisclosure agreement was executed and information was exchanged. No transaction resulted from those discussions.

Recently, the Company discussed with the Reporting Persons the potential purchase of additional Shares in conjunction with the Company's proposed public sale of Shares as reflected in the SEC registration statement on Form S-1 filed October 2, 2009 (the "Offering"). An informal understanding has been reached between the parties that will allow the Reporting Persons to maintain their approximate percentage ownership in the Company pursuant to a directed sale of registered Shares in the Offering. However, the Company is under no legal obligation to sell any Shares to the Reporting Persons in connection with any sale of Shares, nor are the Reporting Persons under any legal obligation to purchase any Shares.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on January 22, 2009, the Reporting Persons beneficially owned an aggregate of 2,641,286 Shares, constituting approximately 30.1% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 8,781,000 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2009.

        (b) IAT is the record owner of all 2,641,286 Shares. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of the shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 202 Shares owned by his wife, Cynthia. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons since December 31, 2007 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

            Schedule A provides details regarding the Reporting Persons' transactions in the Shares over the past 22 months. All of the Share transactions during this period were purchases. Forms 4 were filed by the Reporting Persons with the SEC to reflect all transactions. Unfortunately, due to administrative error, only the Form 4 filings were made with the SEC and became public. This Schedule 13D is being filed to amend and bring current all disclosure required of the Reporting Persons by Schedule 13D and relevant SEC rules. Specifically, Rule 13d-2(d) required an amended Schedule 13G to be filed regarding the purchase on April 7, 2008. In addition, Rule 13d-1(f) required a
Schedule 13D to be filed regarding the purchase on May 21, 2008. Lastly, Rule 13d-2(a) required amendments to Schedule 13D be filed following the purchases on May 28, 2008, July 31, 2008 and August 8, 2008. See Schedule A for details.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 6 OF 9 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

        Recently, the Company discussed with the Reporting Persons the potential purchase of additional Shares in conjunction with the Company's proposed public sale of Shares as reflected in the SEC registration statement on Form S-1 filed October 2, 2009 (the "Offering"). An informal understanding has been reached between the parties that will allow the Reporting Persons to maintain their approximate percentage ownership in the Company pursuant to a directed sale of registered Shares in the Offering. However, the Company is under no legal obligation to sell any Shares to the Reporting Persons in connection with any sale of Shares, nor are the Reporting Persons under any legal obligation to purchase any Shares.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. dated January 26, 2010.

Exhibit B - Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg. Incorporated by reference from a Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 5, 2007.

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CUSIP NO.      45810N302             SCHEDULE 13D            PAGE  7 OF 9 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2010


                                 IAT Reinsurance Company Ltd.

                                 By: /s/ Marguerite R. Gorman, attorney in fact
                                     ------------------------------------------
                                     Name:  Peter R. Kellogg
                                     Title: President and CEO


                                 /s/ Marguerite R. Gorman, attorney in fact
                                 -------------------------------------------
                                     Peter R. Kellogg

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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 8 OF 9 PAGES
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                                     SCHEDULE A


Date of Trade    Shares Purchased (Sold)    Price per Share    Amount of
                                                               Securities Owned
                                                               after transaction
Position as of   -----------------------    ---------------    1,093,750
12/31/2007
4/7/2008                   557,433                 $8.65       1,651,183
5/21/2008                  200,000                 $8.95       1,851,183
5/28/2008                  582,952                 $8.68       2,434,135
7/24/2008                   51,900                 $6.21       2,486,237
7/30/2008                   28,100                 $6.16       2,514,337
7/31/2008                   20,000                 $6.38       2,534,337
8/1/2008                    21,400                 $6.5229     2,555,737
8/4/2008                    27,219                 $6.58       2,582,866
8/8/2008                    51,471                 $6.5        2,634,337
8/11/2008                    4,149                 $6.75       2,638,486
8/13/2008                    2,800                 $6.9258     2,641,286

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 26, 2010                 IAT Reinsurance Company Ltd.

                                 By: /s/ Marguerite R. Gorman, attorney in fact
                                         ------------------------------
                                         Name: Peter R. Kellogg
                                         Title: President and CEO


                                     /s/ Marguerite R. Gorman, attorney in fact
                                         -------------------------------
                                         Peter R. Kellogg